

File No. 82-173



12 June 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per
MARIAN GIBNEY
Secretary and General Counsel

encl

dw 6/26

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173



12 June 2003

Information Release

MIM / XSTRATA SCHEME OF ARRANGEMENT

The Supreme Court of Queensland today heard the application by M.I.M. Holdings Limited (MIM) for approval of the Scheme of Arrangement between MIM and its shareholders regarding the $1.72 per share offer from Xstrata plc (Xstrata). The Court is considering the material before it and indicated that it would make its decision as soon as possible. MIM will advise the market of the decision once made.

If the Court approves the Scheme, trading in MIM shares will be suspended from close of trading on the ASX on the day of lodgment of the Court order with the ASX.

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: +61 (0) 7 3833 8285
Mobile: +61 (0) 419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: +61 (0)7 3833 8295
Mobile: +61 (0) 419 781 380